SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market in general that the acquisition by its subsidiary Furnas of the remaining direct and indirect stakes held by Cemig Geração e Transmissão S/A (“CEMIG GT”), Andrade Gutierrez Participações S/A (“AGPar”) and Novonor Energia do Brasil S/A – in Judicial Recovery (“Novonor”) in Madeira Energia S/A (“MESA”) has been formalized on this date.

MESA is the sole shareholder of Santo Antônio Energia S/A (“SAESA”), the company that operates the Santo Antonio hydroelectric power plant located on the Madeira River in the city of Porto Velho, the capital of the State of Rondônia. The power plant has a minimum installed capacity of 3,568.8 MW and an average of 2,313.3 MW of power.

This acquisition is aligned with Eletrobras' strategic goal of simplifying its structure and reinforcing its leadership role in its subsidiaries. Upon completion of the acquisition, Eletrobras will indirectly hold a 95.2% stake in MESA/SAESA's capital stock.

The transaction above consists of the acquisition by its subsidiary Furnas of a 22.9% stake in MESA, for R$168 million, structured as follows:

(a) acquisition of 4.1% of the capital stock of MESA, held directly by CEMIG GT;

(b) acquisition of 8.9% of the capital stock of MESA, held directly by Novonor;

(c) acquisition of 4.8% of the capital stock of MESA, held indirectly by Novonor, through the acquisition of 50.1% of the quotas held by Novonor in Caixa Fundo de Investimento em Participações Multiestratégia Amazônia Energia; and

(d) acquisition of 5.1% of the capital stock of MESA, held indirectly by AGPar, CEMIG GT and Pension Funds, through the acquisition of all the common shares and preferred shares held by Fundo de Investimento em Participações Melbourne (controlled by CEMIG GT) and AGPar in the capital stock of SAAG Investimentos S.A.

The closing of the transaction is subject to compliance with certain conditions precedent that are usual for this type of transaction, including the applicable consents, such as regulatory approvals and compliance with the preemptive rights of direct and/or indirect shareholders of MESA.

Eletrobras, through its subsidiary Furnas, had already consolidated MESA in its Financial Statements, since it held a controlling stake in the company since July 2022, in accordance with the Material Facts published on June 9 and July 8, 2022.

The Company will keep its shareholders and the market in general duly informed, pursuant to the applicable regulations.

Rio de Janeiro, March 20, 2023

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.